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                                                           FILED BY TENARIS S.A.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

                                               SUBJECT COMPANY: SIDERCA S.A.I.C.
                                                  EXCHANGE ACT FILE NO.: 1-15188

                                 SUBJECT COMPANY: TUBOS DE ACERO DE MEXICO, S.A.
                                                  EXCHANGE ACT FILE NO.: 1-04870

                COMMISSION FILE NUMBER FOR THE REGISTRATION STATEMENT: 333-99769


[TENARIS PRESS RELEASE LOGO]


Luxembourg, November 22, 2002 - Tenaris S.A. ("Tenaris") informs investors that on November 18, 2002, Acciones y Valores de Mexico, S.A. de C.V., Casa de Bolsa, a member of Grupo Financiero Banamex ("Accival") who is acting as the Mexican Exchange Agent for Tenaris's offer (the "Exchange Offer") to exchange its shares for shares of Tubos de Acero de Mexico, S.A. ("Tamsa"), has obtained from the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) the certificate attesting to the satisfaction of certain requirements required under Mexican tax law for the exchange of Tamsa shares for Tenaris shares to be exempt from income tax. Accordingly, Accival will not make any income tax withholdings under Mexican law in connection with any gains realized by holders of Tamsa shares participating in the Exchange Offer.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares or ADSs. The Exchange Offer is made in the United States solely by the prospectus dated November 8, 2002, and the related forms of acceptance and ADS letters of transmittal is not being made to, nor will tenders be accepted from or on behalf of, holders of shares or ADSs in any jurisdiction in which the making of the exchange offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the exchange offer be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of the dealer manager for the Exchange Offer or one or more registered brokers or dealers licensed under laws of such jurisdiction.